FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

71 Robinson Road

#04-03

Singapore 068895

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40– F.

Form 20-F ☒   Form 40-F ☐

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Form 6–K

Signature	3

Exhibit 99.1	Announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Tim Y. Sung
Name:	Tim Y. Sung
Title:	Company Secretary

Date: September 23, 2026

3